Lithium Americas Provides Corporate Update and

Establishes US$100M ATM Program

October 20, 2020 - Vancouver, Canada: Lithium Americas Corp. (NYSE: LAC) (TSX: LAC) ("Lithium Americas" or the "Company") is pleased to provide a corporate update regarding the status of the Company and its projects. In addition, the Company has established an at-the-market equity program (the "ATM Program") that allows the Company to issue up to US$100 million (or its Canadian dollar equivalent) of common shares (the "Common Shares") from treasury to the public from time to time, at the Company's discretion.

"With over 60% of the capital costs spent and enhanced COVID-19 health and safety protocols in place, we remain fully-funded to advance Caucharí-Olaroz to production," said Jon Evans, President and CEO. "In Nevada, the permitting process continues to progress as planned with the public comment period complete on the Draft EIS and local support with the recently approved tax abatements from the Governor's Office of Economic Development. Finally, the Company has decided to implement an ATM Program to strengthen our position as we advance discussions with potential partners and customers at Thacker Pass."

Caucharí-Olaroz

Construction activities at the Caucharí-Olaroz lithium brine project ("Caucharí-Olaroz") in Jujuy, Argentina are underway with enhanced COVID-19 protocols.

Progress continues at site with focus on the carbonate plant civil works and the lime plant construction. All critical equipment remains on track to be delivered by the end of 2020. The Company continues to assess the impact of COVID-19 on the construction schedule. Based on the current remobilization plan, which follows health and safety guidelines requiring a significantly reduced workforce at site, the Company expects construction to be complete by the end of 2021 with production in early 2022.

Capital costs remain unchanged at US$565 million, on a 100% basis, including the contingency. As of September 30, 2020, over 60% of the capital costs have been spent with over 80% committed. In addition, the Company recently completed a detailed review to confirm operating cost assumptions based on the 2019 feasibility study estimates remain less than US$3,600/t of battery-quality lithium carbonate.

Thacker Pass

Permitting continues to advance as planned at the Thacker Pass lithium clay project ("Thacker Pass") in Nevada, USA with all major permits expected to be received by the end of Q1 2021. The U.S. Bureau of Land Management ("BLM") recently completed the 45-day public comment period on the Draft Environmental Impact Statement ("EIS") as published by the BLM in Q3 2020.  The BLM is in the process of incorporating public comments into the Final EIS which will form the basis of the Record of Decision ("ROD").

In September, the Nevada Governor's Office of Economic Development unanimously approved tax abatements for Thacker Pass which are expected for the first phase construction period. The tax abatements total US$9 million, including partial sales, property and payroll tax abatements.

The Company continues to explore financing options for the construction of Thacker Pass, including the possibility of a joint venture partner. Based on discussions with potential customers and joint venture partners, the Company is assessing changes to the parameters of its feasibility study to target a higher  production capacity than the 20,000 tonnes per annum ("tpa") of lithium carbonate equivalent and a revised product mix than previously considered. As a result, the scheduled timing for completion of the feasibility study will be adjusted once the Company has determined the targeted initial capacity and product mix that more accurately reflects market needs.

Corporate

As of September 30, 2020, the Company had US$54 million in cash in addition to US$202 million in capital available from credit and loan facilities to fund the Company's share of Caucharí-Olaroz.  The Company remains fully-funded to advance Caucharí-Olaroz to production and expects to have excess liquidity available under its credit facilities.

ATM Program

The Company has established an ATM Program that allows the Company to issue up to US$100 million (or its Canadian dollar equivalent) of Common Shares from treasury to the public from time to time, at the Company's discretion. Any Common Shares sold through the ATM Program will be sold through the Toronto Stock Exchange (the "TSX"), the New York Stock Exchange (the "NYSE") or any other "marketplace" as defined under applicable securities laws, at the prevailing market price at the time of sale. Sales under the ATM Program will be commenced at the Company's discretion, and the net proceeds of any sales of Common Shares under the ATM Program, if any, will be used for general corporate and working capital purposes.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of an open market sale agreement (the "Distribution Agreement") among the Company and Jefferies LLC, as lead U.S. agent, and National Bank Financial Inc., as lead Canadian agent, and Jefferies Securities, Inc., National Bank of Canada Financial Inc., Stifel, Nicolaus & Company, Incorporated, Stifel Nicolaus Canada Inc., Cormark Securities (USA) Ltd., Cormark Securities Inc., BMO Capital Markets Corp., BMO Nesbitt Burns Inc., Canaccord Genuity LLC and Canaccord Genuity Corp. (collectively, the "Agents").

The volume and timing of distributions under the ATM Program, if any, will be determined at the Company's sole discretion. The Company is not obligated to make any sales of Common Shares under the ATM Program. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and November 19, 2022, unless terminated prior to such date by the Company or the Agents.

The ATM Program is being established pursuant to a prospectus supplement dated October 20, 2020 (the "Canadian Prospectus Supplement") to the Company's Canadian base shelf prospectus dated October 19, 2020 (the "Canadian Base Prospectus") filed with the securities commissions in each of the provinces and territories of Canada and pursuant to a prospectus supplement dated October 20, 2020 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated October 19, 2020 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and the Canadian Base Prospectus may be downloaded from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are accessible via EDGAR on the SEC website at www.sec.gov. Alternatively, the lead Canadian agent will send copies of such documents to Canadian investors upon request by contacting the lead Canadian agent at NBF Syndication, 130 King Street West, 4th Floor Podium, Toronto, Ontario, M5X 1J9, by email at ECM-Origination@nbc.ca or by telephone at (416) 869-6534 and the lead U.S. agent will send copies of such documents to United States investors upon request by contacting the lead U.S. agent at Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York NY 10022, by email at Prospectus_Department@Jefferies.com or by telephone at (877) 821-7388. The Distribution Agreement may be downloaded from SEDAR at www.sedar.com and is also accessible via EDGAR on the SEC website at www.sec.gov.

The ATM Program is being launched pursuant to the Canadian Base Prospectus and its corresponding filing with the SEC of the U.S. Base Prospectus and Registration Statement. Such filings qualify the Company to offer common shares, preferred shares, warrants, subscription receipts, debt securities and units, or any combination thereof, having an aggregate offering price of up to US$500,000,000 over the course of the next 25 months, with further details for any particular offering to be established in a prospectus supplement filed with the securities commissions in each of the provinces and territories of Canada and the SEC at the time of such offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Technical Report and Qualified Person

On October 19, 2020, the Company filed an updated National Instrument 43-101 Technical Report titled, "Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina" (the "Technical Report"). Capital expenditures remained unchanged at US$565 million, with US$304 million already spent as at June 30, 2020 and excluded from the net present value ("NPV"). Operating costs were updated to US$3,579 per tonne of battery-quality lithium carbonate from US$3,576 per tonne previously. The Technical Report resulted in after-tax NPV of US$1.5 billion at 10% discount rate and US$12,000/tonne long-term lithium carbonate price. Sensitivity analysis demonstrates after-tax NPV of US$518 million at 50% lower lithium carbonate prices and US$3.4 billion at 50% higher prices.

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Dr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company's data verification and QA / QC procedures is contained in Lithium Americas' current technical reports for Caucharí-Olaroz and Thacker Pass, available at www.sedar.com and www.sec.gov.

About Lithium Americas:

Lithium Americas is a development-stage company with projects in Argentina and Nevada.  The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol "LAC".

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 300 - 900 West Hastings Street

Vancouver, BC, V6C 1E5

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains "forward-looking information" and "forward-looking statements" (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: the expected efficacy of health and safety protocols established for the Cauchari-Olaroz project, the expected time frame to complete construction and delivery of equipment for the project, any anticipated change to the initial production capacity and product mix for the Thacker Pass project and the potential for a joint venture partner to finance the project, the Company's ability to fully fund any of its projects, the expected sale of Common Shares under and the completion of the ATM Program, the price, volume and timing of sale of Common Shares under the ATM Program, the anticipated use of proceeds from any offering made under the Company's base shelf prospectus and Registration Statement, and any offerings to be conducted thereunder including the ATM Program, and the anticipated benefits and impacts of the ATM Program. Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information.  Such information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, those set out in the final base shelf prospectus, prospectus supplement and Registration Statement, as amended, and documents incorporated or deemed to be incorporated by reference therein, and the ability to successfully complete one or more offerings thereunder including the ATM Program, and any anticipated use of proceeds in connection therewith, along with obtaining required regulatory approvals, lithium market conditions and pricing, the Company's ability to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof, the impacts of COVID-19 globally and in the jurisdictions in which we operate, and on the availability and movement of personnel, supplies and equipment, timing of regulatory approvals and permits, and on third parties we are in a contractual relationship with regarding the preparation of the definitive feasibility study for the Thacker Pass project and with respect to construction activities at the Caucharí-Olaroz project, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, reliability of technical data, accuracy of current budget and construction estimates, that pending patents will be approved, ability to achieve commercial production, general economic conditions, maintenance of a positive business relationship with Ganfeng, timely responses from governmental agencies responsible for reviewing and considering the Company's permitting activities, the Company position in a competitive environment, and a stable and supportive legislative, regulatory and community environment, and general economic and market conditions.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially from those presented in the forward-looking information. These risks include, among others, the ability of the Company to successfully close a financing, including the ATM Program, and those risks identified in the final base shelf prospectus, prospectus supplement and Registration Statement, as amended, and the documents incorporated or deemed to be incorporated by reference therein. Additional risks, assumptions and other factors are set out in the Company's management discussion analysis, most recent annual information form and annual report on Form 40F, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.